Filed by: Chiles Offshore Inc.
                                           Subject Company: Chiles Offshore Inc.
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and Deemed Filed Pursuant to
                                                            Rule 14a-12(b) under
                                             the Securities Exchange Act of 1934
                                                    Commission File No.: 1-16005

                                                                   Press Release


                ENSCO INTERNATIONAL AND CHILES OFFSHORE ANNOUNCE
                COMPLETION OF HART-SCOTT-RODINO ANTITRUST REVIEW

Dallas, Texas, June 14, 2002....ENSCO International Incorporated (NYSE: ESV) and
Chiles Offshore Inc. (AMEX: COD) announced today that the Federal Trade Commission and United States Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for ENSCO's acquisition of Chiles. The termination of this waiting period satisfies a regulatory condition required for the previously announced acquisition.

Chiles also today announced that its Board of Directors has set July 5, 2002 as the record date for determining stockholders entitled to vote on the transaction with ENSCO, which is subject to stockholder approval at a special meeting of Chiles stockholders to be held on August 7, 2002.

ENSCO, headquartered in Dallas, Texas, provides contract drilling and marine transportation services to the international petroleum industry. Chiles, based in Houston, Texas, owns and operates a fleet of four ultra-premium jackup rigs with one additional ultra-premium jackup rig under construction that is expected to be delivered by the end of the third quarter of 2002.

         THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION FILED WITH THE SEC BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE http://WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, http://WWW.ENSCOUS.COM, OR CHILES OFFSHORE INC.'S WEB SITE, http://WWW.CHILESOFFSHORE.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.


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PARTICIPANTS IN SOLICITATION

         CHILES OFFSHORE INC. AND ITS RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CHILES OFFSHORE INC.'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING CHILES OFFSHORE INC.'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN CHILES OFFSHORE INC.'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002.

For further information, please contact Dick Fagerstal, Senior Vice President and Chief Financial Officer at (212) 621-9283 or (713) 339-3777 or via e-mail at: dfagerstal@chilesoffshore.com and / or visit our website at www.chilesoffshore.com.















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